[redacted]

Securities and Exchange Commission
RECEIVED

MAR 0 2 2009

Office of Compliance Inspection and Examinations

09059312

MMISSION
9

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67773 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSERRA SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 BROAD STREET - 26TH FLOOR
(No. and Street)

| NEW YORK | NEW YORK | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE MADRIGAL 212-607-3190
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROY A. ABRAMOWITZ & CO.
(Name – *if individual, state last, first, middle name*)

| 230 WEST 41ST STREET - 15TH FLOOR | NEW YORK | NEW YORK | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AB 3/19

# OATH OR AFFIRMATION

I, GEORGE MADRIGAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENSERRA SECURITIES LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 2010

Robin Richel
Notary Public

[Signature]
Signature

PRESIDENT & CHIEF EXECCUTIVE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: 212-398-8100
FAX: 212-398-8120
CT OFFICE: 646-250-7238
E-MAIL: rafinancial@optonline.net

# INDEPENDENT AUDITOR'S REPORT

To the Members' of Penserra Securities LLC.

We have audited the accompanying statement of financial condition of Penserra Securities LLC (the Company) (a Limited Liability Company) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Penserra Securities LLC as of December 31, 2008 in conformity with generally accepted accounting principles.

Roy A. Abramowitz & Co.

Roy A. Abramowitz & Co.
New York, New York
New Canaan, Connecticut
February 26, 2009



230 WEST 41ST STREET, 15TH FLOOR, NEW YORK, NY 10036
27 PINE STREET, SUITE 100, NEW CANAAN, CT 06840

**PENSERRA SECURITIES LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2008**

ASSETS

| | |
|---|---|
| Cash & cash equivalents | $ 206,222 |
| Furniture and equipment, net of accumulated depreciation of $1,393 | 20,598 |
| Security deposit | 1,138 |
| Prepaid expenses | 4,175 |
| TOTAL ASSETS | $ 232,133 |

LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 2,625 |
| Accrued expenses | 408 |
| TOTAL LIABILITIES | $ 3,033 |
| Members' equity | 229,100 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 232,133 |

The accompanying notes are an integral part of the financial statements

**PENSERRA SECURITIES LLC**
**NOTES TO THE FINANCIAL STATEMENTS**
**DECEMBER 31, 2008**

## NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC (PS), (formerly known as MMR Securities LLC) was established on February 27, 2007 as a New York Limited Liability Corporation, and is a registered broker-dealer with the Securities and Exchange Commission, and the Financial Industry Regulatory Authority (FINRA). PS was formed as a minority owned brokerage firm to serve institutional, pension fund, corporate and governmental agency clients as an agency-only execution boutique. The principal office of PS is located at 20 Broad Street in New York City. The firm has received minority business certification from the State of Virginia Department of Minority Business Enterprise, The National Minority Supplier Development Council, and The New York City Department of Small Business Services, and has been approved as a minority-owned brokerage firm by The Teachers Retirement System of Illinois, The State Universities Retirement System of Illinois, The California Public Employees' Retirement System, and The Los Angeles City Employees' Retirement System, qualifying PS to engage in securities brokerage activities for these large institutional clients. Similar minority brokerage program applications have been submitted and are currently pending with three large government employee retirement benefit systems in California.

## NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets. For the year 2008 $21,991 of acquisitions were made for the trading facility and administrative offices.

(B) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(D) Pursuant to SFAS 115, par. 13 as amended by SFAS 130, par.33 unrealized gains and losses on trading securities would be included in earnings. The

Company had no unrealized gain or loss on "available for sale securities".

(E) Since the company is a Limited Liability Corporation profit and loss flow through to the members.

**NOTE 3 SECURITY DEPOSIT**

The Company has a $1,138 security deposit with a workplace provider for the rental of an office of convenience in Walnut Creek California.The term of the agreement is for renewable 90 day periods with a thirty day written notice of termination.

**NOTE 4: INCOME TAXES**

For income tax purposes, the members have elected that the Company be treated as a Limited Liability Corporation (LLC). Therefore the Company is not subject to federal income tax. The company is subject to the California Limited Liability Company Tax and the New York State LLC filing fee. Since the Company sustained a loss for the period the Company will only be liable for the California state minimum franchise tax of $800. During 2008, the Company paid $800 in California franchise tax, no California gross receipts tax and a $325 New York State LLC filing fee. Since the Company is treated as a "pass-through" entity (is classified as a partnership for federal income tax purposes) for both federal and state income tax purposes its items of income, expense and credits will flow through to its members and be reported directly on their federal and state individual income tax returns.

Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s).

**NOTE 5 COMMITMENTS**

The Company entered into a "Services and Cost-Sharing Agreement" with Rosenblatt Securities Inc. a New York corporation with certain shareholders in common on November 30, 2007. Pursuant to the agreement the Company will rent facilities of Rosenblatt Securities located at 20 Broad Street in New York City and utilize certain administrative and other services in compliance with FINRA Notice to Members 03-63. The agreement can be terminated with 90 days written notice. At December 31, 2008 the monthly rent was fixed at $1,989 with a

fee for technology and administrative support of $1,500 a quarter. Other expenses include payment for data consulting, use of personnel and allocated health insurance.

## NOTE 6: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v) net capital is computed pursuant to subparagraph (a)(2)(vi) which requires that net capital as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2008, the Company had net capital of $203,189 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $5,000 by $198,189.

All customer transactions (i.e., transactions with persons other than broker\dealers) will be cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company will not be required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

PENSERRA SECURITIES LLC

REPORT ON FINANCIAL STATEMENTS
[redacted]

FOR THE YEAR ENDED

DECEMBER 31, 2008

ROY A. ABRAMOWITZ & CO.
Certified Public Accountants
NEW YORK, NEW YORK
NEW CANAAN, CONNECTICUT

PENSERRA SECURITIES LLC

INDEX